Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Aetna Inc.: 333-206289

The following communication was distributed via e-mail by Broadridge Financial Solutions to Aetna 401(k) participants:

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 19, 2015

Aetna Inc. Notice of Special Meeting and Joint Proxy Statement/Prospectus

MEETING DATE: October 19, 2015

RECORD DATE: September 16, 2015

CUSIP NUMBER: 00817Y108

CONTROL NUMBER: 0123456789012345

Dear 401(k) Participant:

The proxy materials for the October 19, 2015 Aetna Inc. Special Meeting of Shareholders are now available. This e-mail provides the information you need to view these materials online, provide your voting instructions to the Plan Trustee, State Street Bank and Trust Company, for the Aetna 401(k) Plan over the Internet, and (if desired) print a copy of the meeting materials. At the Special Meeting, shareholders will be asked to approve the issuance of Aetna common shares in connection with the acquisition of Humana Inc. and to approve the adjournment of the Special Meeting of Shareholders if necessary to solicit additional proxies.

To view the Aetna Inc. Notice of Special Meeting and Joint Proxy Statement/Prospectus and provide your voting instructions, please visit https://www.proxyvote.com/00123456789012345 and follow the on-screen instructions. You will be prompted to enter the voting details provided above in this e-mail to access this voting site. Note that votes submitted through this site must be received by 11:59 pm Eastern Time on October 14, 2015.

If you would like a paper copy of the Joint Proxy Statement/Prospectus please contact MacKenzie Partners, Inc. toll free at (800) 322-2885.

Any shareholder who wants to attend the Special Meeting must send a special meeting advance ticket request, including your complete name, address and telephone number, by mail to Office of the Corporate Secretary, 151 Farmington Avenue, RW61, Hartford, CT 06156 or by facsimile to (860) 293-1361.

Your written request for an admission ticket must be received on or before October 13, 2015.

Remember, your vote counts!

Thank you for using our online voting service.

Please do not send any e-mail to ID@ProxyVote.com. Please REPLY to this e-mail with any comments or questions about proxyvote.com.

(Include the original text and subject line of this message for identification purposes.)

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. ("Aetna") and Humana Inc. ("Humana"), Aetna has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna.  The registration statement was declared effective by the SEC on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to shareholders of Aetna and stockholders of Humana on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna's internet website at http://www.Aetna.com or by contacting Aetna's Investor Relations Department at 860-273-2402.  Copies of the documents filed with the SEC by Humana are available free of charge on Humana's internet website at http://www.Humana.com or by contacting Humana's Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 ("Aetna's Annual Report"), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

2